Exhibit 99.1

Press Release

Sanofi to acquire Inhibrx, Inc., adding potential best-in-class rare disease asset for Alpha-1 Antitrypsin Deficiency to pipeline

•	Acquisition supports Sanofi’s portfolio growth strategy and complements 30-year heritage in rare diseases and proven industry leadership in immunology and inflammation

•

For each Inhibrx share, Inhibrx shareholders will receive $30.0 in cash, a contingent value right (CVR) of $5.0 and 0.25 shares of a new publicly traded company that will retain Inhibrx’s non-INBRX-101 assets (“New-Inhibrx”)

Paris, January 23, 2024. Sanofi and Inhibrx, Inc. (“Inhibrx”), a publicly traded clinical-stage biopharmaceutical company focused on developing a broad pipeline of novel biologic therapeutic candidates, have entered into a definitive agreement under which Sanofi has agreed to acquire Inhibrx following the spin-off of non-INBRX-101 assets into New Inhibrx. INBRX-101 is a human recombinant protein that holds the promise of allowing Alpha-1 Antitrypsin Deficiency (AATD) patients to achieve normalization of serum AAT levels with less frequent (monthly vs. weekly) dosing. AATD is an inherited rare disease characterized by low levels of AAT protein, predominantly affecting the lung with progressive deterioration of the tissue. INBRX-101 may help to reduce inflammation and prevent further deterioration of lung function in affected individuals.

Houman Ashrafian

Head of Research and Development, Sanofi

“The addition of INBRX-101 as a high potential asset to our rare disease portfolio reinforces our strategy to commit to differentiated and potential best-in-class products. With our expertise in rare diseases and growing presence in immune-mediated respiratory conditions, INBRX-101 will complement our approach to deploy R&D efforts in key areas of focus and address the needs of the underserved AATD patients and communities.”

INBRX-101 has successfully completed a Phase 1 trial, demonstrating positive results in terms of safety and pharmacokinetics and is currently enrolling a Phase 2 clinical trial to further evaluate the potential of INBRX-101 as a treatment for AATD. If successful, INBRX-101 could offer a significant improvement in the treatment options and quality of life for AATD patients.

Transaction Terms

Under the terms of the merger agreement, Sanofi and Inhibrx have agreed to the following:

•	Sanofi will acquire all outstanding shares of Inhibrx for $30.0 per share in cash, representing an equity value of approximately $1.7 billion (on a fully diluted basis);

•

Inhibrx’s shareholders will receive one non-transferable CVR per Inhibrx share, which will entitle its holder to receive a deferred cash payment of $5.0, conditioned upon the achievement of a regulatory milestone. Assuming the conditions of the CVR are met, this would represent additional cash consideration of approximately $296 million for Inhibrx’s shareholders;

•	Sanofi will be responsible for the satisfaction of Inhibrx’s currently outstanding third-party debt;

•	Inhibrx’s shareholders will receive 0.25 shares of the newly created entity New Inhibrx per Inhibrx share. New Inhibrx will be capitalized with $200 million of cash at distribution;

•	Sanofi will retain an 8% equity stake in New Inhibrx.

1/3

New Inhibrx will retain non-INBRX-101 assets, notably including its immuno-oncology pipeline (INBRX-109, INBRX-106, INBRX-105), as well as Inhibrx assets not related to INBRX-101 and Inhibrx’s employees. It will be led by Mark P. Lappe, Founder and CEO of Inhibrx, as Chairman and CEO of New Inhibrx, and will continue to operate under the Inhibrx name.

The transaction was unanimously approved by both the Sanofi and Inhibrx Boards of Directors.

Sanofi’s acquisition of Inhibrx is subject to the completion of the New Inhibrx spin-off transaction and other customary closing conditions, including receipt of regulatory approvals and approval by Inhibrx’s shareholders. The companies expect the transaction to close in the course of Q2 2024.

Sanofi expects to finance the transaction with available cash resources.

Lazard is acting as exclusive financial advisor to Sanofi and Weil, Gotshal & Manges LLP is acting as its legal counsel. Centerview Partners LLC is acting as exclusive financial advisor to Inhibrx and Paul, Weiss, Rifkind, Wharton and Garrison LLP is serving as legal counsel.

About INBRX-101

INBRX-101 is a recombinant human AAT-Fc fusion protein that is under development for the treatment of alpha-1 antitrypsin deficiency (AATD). INBRX-101 works by inhibiting neutrophil elastase, an enzyme responsible for lung tissue damage in AATD patients.

AATD is an inherited rare disease of the lungs and liver (~15% of cases) characterized by low levels of AAT protein, a neutrophil elastase inhibitor, causing progressive deterioration of the tissue.

About Inhibrx, Inc.

Inhibrx is a clinical-stage biopharmaceutical company focused on developing a broad pipeline of novel biologic therapeutic candidates in oncology and orphan diseases. Inhibrx utilizes diverse methods of protein engineering to address the specific requirements of complex target and disease biology, including its proprietary protein engineering platforms.

Inhibrx is listed on NASDAQ: INBX

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com

Timothy Gilbert | + 1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

2/3

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that pandemics or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2022. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Inhibrx Forward-Looking Statements

Inhibrx cautions you that statements contained in this press release regarding matters that are not historical facts are forward-looking statements. These statements are based on Inhibrx’s current beliefs and expectations. These forward-looking statements include, but are not limited to, statements regarding: Inhibrx’s and its investigators’ judgments and beliefs regarding the strength of Inhibrx’s pipeline and the observed safety and efficacy to date of its therapeutic candidates; whether a trial is registration-enabling; future clinical development of Inhibrx’s therapeutic candidates, including any potential for approval or accelerated approval or implication that the results of earlier clinical trials or studies will be representative of later clinical trials. Actual results may differ from those set forth in this press release due to the risks and uncertainties inherent in Inhibrx’s business, including, without limitation, risks and uncertainties regarding: the initiation, timing, progress and results of its preclinical studies and clinical trials, and its research and development programs; its ability to advance therapeutic candidates into, and successfully complete, clinical trials; its interpretation of preclinical data and initial, interim or preliminary data from its clinical trials, including interpretations regarding disease control and disease response; the timing or likelihood of regulatory filings and approvals; the successful commercialization of its therapeutic candidates, if approved; the pricing, coverage and reimbursement of its therapeutic candidates, if approved; its ability to utilize its technology platform to generate and advance additional therapeutic candidates; the implementation of its business model and strategic plans for its business and therapeutic candidates; its ability to successfully manufacture therapeutic candidates for clinical trials and commercial use, if approved; its ability to contract with third-party suppliers and manufacturers and their ability to perform adequately; the scope of protection it is able to establish and maintain for intellectual property rights covering its therapeutic candidates; its ability to enter into strategic partnerships and the potential benefits of these partnerships; its estimates regarding expenses, capital requirements and needs for additional financing and financial performance; and other risks described from time to time in the “Risk Factors” section of its filings with the U.S. Securities and Exchange Commission, including those described in its Annual Report on Form 10-K as well as its Quarterly Reports on Form 10-Q, and supplemented from time to time by its Current Reports on Form 8-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Inhibrx undertakes no obligation to update these statements to reflect events that occur or circumstances that exist after the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement, which is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

3/3